2seventy bio, Inc.
60 Binney Street
Cambridge, Massachusetts 02142
October 13, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare and Insurance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Ada D. Sarmento, Irene Paik, Michael Fay, Lynn Dicker
Re:    2seventy bio, Inc.
Registration Statement on Form 10
CIK No. 0001860782
Ladies and Gentlemen:
Reference is made to the Registration Statement on Form 10 (File No. 001-40791) (as amended to date, the “Registration Statement”), filed by 2seventy bio, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).
bluebird bio, Inc. (“bluebird”) has set October 19, 2021 as the record date for the distribution of the shares of common stock of the Company, which is scheduled to occur on November 4, 2021. Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder, the Company hereby requests that the effective date for the Registration Statement be accelerated to 9:00 a.m., Eastern time, on October 18, 2021, or as soon as practicable thereafter.
If the Commission has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Yasin Akbari of Goodwin Procter LLP at (617) 570-1013. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Akbari.

Very truly yours,

2SEVENTY BIO, INC.

/s/ Nick Leschly
Nick Leschly
Chief Executive Officer

cc:	Helen Fu, bluebird bio, Inc.
Michael Bison, Goodwin Procter LLP
Gregg L. Katz, Goodwin Procter LLP